UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-15106

(Check One): ☐ Form 10-K ☑ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________________________

PART I -- REGISTRANT INFORMATION

Petróleo Brasileiro S.A.—Petrobras

Full Name of Registrant

N/A

Former Name if Applicable

Avenida República do Chile, 65

Address of Principal Executive Office (Street and Number)

Rio de Janeiro – RJ – Brazil - 20031-912

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Petróleo Brasileiro S.A.—Petrobras (the “Company”) is unable to file its annual report on Form 20-F for the fiscal year ended December 31, 2014 (the “2014 Annual Report”) within the prescribed time period. The Company requires additional time to complete disclosures in the 2014 Annual Report related to the write-off of capitalized costs representing amounts that the Company overpaid for the acquisition of property, plant and equipment in prior years, which the Company disclosed in its audited annual financial statements as of and for the year ended December 31, 2014 that were furnished to the Commission on Form 6-K on April 22, 2015. In addition, the Company requires additional time to finalize disclosures in the 2014 Annual Report to describe material weaknesses in its internal control over financial reporting.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ivan de Souza Monteiro	55 21	3224-2040
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Changes in our results of operations from the corresponding period for the last fiscal year are reflected in the Company’s audited financial statements as of and for the year ended December 31, 2014 (prepared in accordance with IFRS as issued by the IASB) that were furnished to the Commission on Form 6-K on April 22, 2015. We expect that the results of operations reflected in the audited consolidated financial statements as of and for the year ended December 31, 2014 included in the 2014 Form 20-F will be consistent in all material respects with the results of operations set forth in the Form 6-K furnished to the Commission on April 22, 2015.

Petróleo Brasileiro S.A.—Petrobras

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2015	By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Chief Investor Relations Officer